# ASX Market Announcement

Genetic Technologies

## Results of Annual General Meeting

In accordance with ASX Listing Rule 3.13.2 & section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the resolutions passed by the shareholders of Genetic Technologies Limited ('Company'), at its Annual General Meeting of shareholders held on 28 November 2019.

All resolutions put to the meeting were passed on a show of hands. The Company received 819,337,079 valid proxy votes in respect of each resolution. The Chairman voted all undirected proxies held at his discretion in favour of each resolution. The instructions given to validly appointed proxies in respect of the resolutions were as follows:

| Resolution | For | Against | Abstain | Chairman's Discretion | Excluded |
|---|---|---|---|---|---|
| 1. Adopt Remuneration Report | 249,682,922 | 22,860,356 | 1,031,764 | 3,840,085 | 541,921,952 |
| 2. Elect Nick Burrows | 803,100,995 | 11,309,106 | 1,323,093 | 3,603,885 | 0 |
| 3. Re-Elect Peter Rubinstein | 798,438,368 | 16,149,122 | 1,309,504 | 3,440,085 | 0 |
| 4. Approve Increased Placement Capacity | 796,050,739 | 18,798,441 | 1,047,814 | 3,440,085 | 0 |
| 5. Approve Sub Underwriting Options to Mr Rubinstein | 348,877,514 | 25,163,756 | 427,376,346 | 9,594,200 | 8,325,263 |
| 6. Approve Sub Underwriting Options to Dr Muchnicki | 357,866,648 | 24,334,496 | 433,630,461 | 3,505,474 | 0 |
| 7. Approve of Name Change | 785,317,301 | 21,522,621 | 9,157,072 | 3,340,085 | 0 |
| 8. Approve Proposed Placement | 791,577,330 | 22,539,704 | 1,606,622 | 3,613,423 | 0 |

Justyn Stedwell
**Company Secretary**

### About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products ***GeneType for Breast Cancer*** for non-hereditary breast cancer and ***GeneType for Colorectal Cancer*** are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000